October 3, 2016

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention:	Terence O’Brien, Accounting Branch Chief Nudrat Salik, Staff Accountant Jeanne Baker, Assistant Chief Accountant

Re:	Vivint Solar, Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 15, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed August 8, 2016 File No. 1-36642

Ladies and Gentlemen:

On behalf of Vivint Solar, Inc. (the “Company”), we submit this letter in response to your letter of September 22, 2016 (the “Staff Letter”) which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis, page 41

1.	We note that you no longer have a presence in Nevada in response to the issuance of final rules by the Nevada Public Utilities Commission related to net metering and that other net metering programs have been subject to regulatory scrutiny or legislative proposals. Please discuss the actual and expected impact of these events on your results of operations as well as discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

revenues or income or result in your liquidity decreasing or increasing in any material way. Please also discuss if these regulatory developments have had a significant impact on your cancellation rates. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

As disclosed on page 24 the Company’s Form 10-Q for the period ended June 30, 2015, the Company entered the Las Vegas, Nevada market in the beginning of July 2015. By the end of July 2015, Nevada’s available net metering was exhausted and as a result, the Company suspended operations in Nevada. Further, as disclosed on pages 7 and 45 of the Company’s Form 10-K for the period ended December 31, 2015 (the “2015 10-K”), the Company ceased having a presence in Nevada in light of the decision by the Nevada Public Utilities Commission to limit export compensation to net metering customers and impose high monthly fees. The Company incurred minimal sales and personnel costs and had no system installations or completed contracts during the short period in which it operated in Nevada. As a result, the Nevada regulatory developments did not materially impact, nor is it expected to materially impact in the future, the Company’s revenue, income, financial position or cancellation rates.

The Company would also draw the Staff’s attention to the section of the 2015 10-K captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Performance—Incentives; Net Metering” for a discussion of the known trends and uncertainties related to regulatory and legislative proposals affecting the Company. The Company also respectfully refers the Staff to the section of the Company’s Form 10-Q for the period ended June 30, 2016 (the “Q2 2016 10-Q”) captioned “Risk Factors—We rely on net metering and related policies to offer competitive pricing to our customers in all of our current markets, and changes to net metering policies may significantly reduce demand for electricity from our solar energy systems”, which provides an update of regulatory and legislative actions related to net metering during more recent periods.

Key Operating Metrics, page 43

2.	In regard to your presentation of estimated retained value, please disclose the basis for the assumption of a 6% discount rate. In this regard, we note that the discount rates used in your goodwill impairment testing as of March 31, 2016 were 7.25% for cash flows related to current customer contracts and 9.25% for estimated cash flows from customer renewals based on your disclosures on page 10 of your Form 10-Q for the period ended June 30, 2016. Please also consider providing a quantitative sensitivity analysis of the effects of changes in any significant assumptions such as the discount rate used and default rates.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

The Company respectfully submits that a 6% discount rate for its retained value calculation is appropriate. Recent market transactions demonstrate that a portfolio of residential solar customer contracts is an asset class that can be securitized successfully on a long term basis, with a coupon of less than 6%. Since August 2015 the Company’s primary competitors have securitized four large portfolios of residential solar contracts with yields ranging from 4.42% to 6.25%. The Company’s residential solar contracts are with customers with high credit scores and with whom the Company has historically experienced very low default rates, characteristics that are similar to those of the Company’s primary competitors. In addition, the Company recently entered into a term loan facility the borrowing base for which is tied to contractual cash flows from its ownership in residential solar customer contracts at a hedged interest rate of approximately 4.0%. For the foregoing reasons, the Company believes a 6% discount rate is an appropriate and reasonable estimate. Furthermore, the Company’s primary competitors utilize 6% as a discount rate for very similar calculations. This similarity in calculating the retained value of each company’s contractual cash flows allows investors and analysts to more easily compare similar metrics across the industry. The retained value calculation is utilized as an analytical tool to aid investors and analysts to estimate net future cash flows.

The Company respectfully advises the Staff that the underlying economics represented in the retained value calculation differ from those in the goodwill analysis. The retained value calculation reflects an estimate of the future net cash flows that the Company will receive from long-term customer contracts in place at the measurement date. In contrast, the goodwill valuation is an estimate of the fair value of the entire Company including the value associated with the Company’s development business. The development business includes the ability to generate future contracts, construct solar energy systems for those contracts and generate other cash flows not contemplated in the retained value calculation. As there is more uncertainty related to the Company’s development business, a higher 7.25% discount rate was considered appropriate for the first 20-year contract period. Likewise, the 9.25% discount rate was deemed appropriate and used to estimate the cash flows for the entire business, including the development business, for customer renewals subsequent to the 20-year contract period, reflecting the greater uncertainty associated with this cash flow stream.

In connection with its announcement of its financial results for the last several quarters, the Company has made available on the investor relations portion of its website a sensitivity analysis for changes to the discount rate used in the retained value calculation. In the future, the Company also intends to include a similar sensitivity analysis as part of its earnings release furnished as an exhibit to the Company’s Item 2.02 Form 8-K announcing its quarterly and annual results of operation and financial condition.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

Contractual Obligations, page 65

3.	You indicate on page 21 that you recently enter into multi-year agreements with certain of your suppliers. Certain of these agreements require you to make minimum volume purchases on a quarterly basis. Please address the need to present and quantify your purchase obligations under these agreements. Refer to Item 303(a)(5)(i) of Regulation S-K.

As of December 31, 2015, the multi-year supplier agreements referred to above did not specify minimum purchase requirements, and as a result the Company respectfully submits that such contracts do not represent contractual obligations requiring disclosure under Item 303(a)(5) of Regulation S-K. In 2015, the Company had been a party to two contracts that did have minimum purchase requirements; however, those requirements were met and fulfilled by December 31, 2015 with no further commitments. The disclosure referred to above was intended to address the risk related to potential minimum purchase requirements yet to arise; if necessary and as appropriate, the Company will more precisely describe any commitments and the risks associated therewith in future reports filed with the SEC.

4.	Please disclose the amount of interest related to your debt. In this regard, since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table and any assumptions necessary to derive these amounts should also be disclosed. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 in our Release 33-8350.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

In response to the Staff’s comment, the Company will disclose expected interest payments in the Contractual Obligations table in future filings in a manner similar to the disclosure set forth below (additions to the corresponding 2015 10-K underlined):

Our contractual commitments and obligations were as follows as of December 31, 2015:

	Payments Due by Period(1)
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Long-term debt	$—	$269,100	$146,750	$—	$415,850
Interest payments related to long-term debt(2)	15,206	22,819	6,353	—	44,378

Distributions payable to non-controlling interests and redeemable non-controlling interests(3)	11,347	—	—	—	11,347
Capital lease obligations and interest	6,405	9,815	1,044	—	17,264
Non-cancellable lease obligations	14,223	23,129	18,969	81,216	137,537

Total	$47,181	$324,863	$173,116	$81,216	$626,376

(1)	Does not include amounts related to redeemable put options held by fund investors. The redemption price for the fund investors’ interest in the respective fund is equal to the sum of: (a) any unpaid, accrued priority return, and (i) the greater of: (x) a fixed price and (b) the fair market value of such interest at the date the option is exercised. Due to uncertainties associated with estimating the timing and amount of the redemption price, we cannot determine the potential future payments that we could have to make under these redemption options. For additional information regarding the redeemable put options, see Note 12—Redeemable Non-Controlling Interests, Equity and Preferred Stock to our consolidated financial statements. As of December 31, 2015, all fund investors have contributed an aggregate of $773.0 million into the funds. For additional information regarding our investment funds, see Note 11—Investment Funds to our consolidated financial statements.
(2)	Interest payments related to long-term debt are calculated and estimated for the periods presented based on the amount of debt outstanding and the interest rates as of December 31, 2015, given that the Company’s debt is primarily at floating interest rates.

(3)	Includes a $5.2 million accrued distribution reimbursement to a fund investor in order to true up the investor’s expected rate of return due to a delay in systems being interconnected to the power grid. However, does not include any other potential contractual obligations that may arise as a result of the contractual guarantees we have made with certain investors in our investment funds. The amounts of any potential payments we may be required to make depend on the amount and timing of future distributions to the relevant fund investors and the investment tax credits that accrue to such investors from the funds’ activities. Due to uncertainties associated with estimating the timing and amounts of distributions and likelihood of an event that may trigger repayment of any forfeiture or recapture of investment tax credits to such investors, we cannot determine the potential maximum future payments that we could have to make under these guarantees. As a result of these guarantees, as of December 31, 2015, we were required to hold a minimum balance of $10.0 million in the aggregate, which is classified as restricted cash on our consolidated balance sheet. For additional information, see Note 11—Investment Funds to our consolidated financial statements.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

Financial Statements

Notes to the Financial Statements

Note 2. Revenue Recognition, page 80

5.	We note that you began offering contracts whereby customers could purchase solar energy systems with cash or enter into a loan product administered by a third party in 2015 and that you expect installations related to sales to grow in future periods. We also note that this revenue is recognized when systems are interconnected to local power grids and granted permission to operate, assuming all other revenue recognition criteria are met. Please disclose the obligations you have to customers subsequent to the sale of these solar energy system compared to customers who lease a solar energy system and your consideration of these obligations in terms of recognizing revenue.

The Company notes that 2015 revenue generated from the sale of solar energy systems with cash or a loan product was immaterial as only two such systems were interconnected to the local power grid. As a result, the Company did not disclose its future obligations related to customers subsequent to the sale of these solar energy systems.

On a supplemental basis, the Company informs the Staff that it is obligated to assist with processing and submitting customer claims on the manufacturer warranties, provide routine system monitoring services on sold systems and notify the customer of any problems. While the value and nature of these services is not significant, the Company considers these services to have standalone value to the customer. Therefore, the Company allocates a portion of the contract consideration to these administrative and maintenance services based on the relative selling price method and the Company recognizes the deferred revenue over the contractual service term. As of June 30, 2016 and December 31, 2015, the Company’s warranty obligations to customers subsequent to the sale of solar energy systems were approximately $45,000 and $0, respectively. The Company expects disclosure of its obligations to customers who purchase solar energy systems will increase as the materiality of such future obligations increase.

For solar energy systems that the Company leases to customers through power purchase agreements or legal-form leases, the Company provides a limited warranty that the solar energy system will be free from material defect in design and workmanship during the term of the agreement. The Company does not consider this limited warranty to have standalone value to the customer and does not allocate any revenue to this limited warranty from leased solar energy systems. As the Company retains ownership of the solar energy systems, the Company does not provide any manufacturers’ warranties with respect to any component of the solar energy system to the customer.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

6.	Depending on the level of guarantee provided in your lease contracts, you either recognize revenue based on the amount of power generated at rates specified under the contracts and establish a reserve for payments you have to make if the solar energy systems do not meet a guaranteed production level in the prior 12-month period or you recognize revenue on a straight-line basis over the lease term. Please help us better understand the different levels of guarantees provided and explain how they impact your revenue recognition pursuant to ASC 840 and how you determine the amounts reserved for under your guarantee obligations.

The Company began offering solar energy systems to customers pursuant to legal-form leases in 2014. The customer agreements are structured as legal-form leases due to local regulations that can be interpreted to prohibit the sale of electricity pursuant to the Company’s standard power purchase agreement. Pursuant to the leases, the customers’ monthly payments are a pre-determined amount calculated based on the expected solar energy generation by the system and includes an annual fixed percentage price escalation over the period of the contracts, which is 20 years.

The Company provides its legal-form lease customers a performance guarantee, pursuant to which the Company agrees to make a payment at the end of each year to the customer if the customer’s solar energy system does not meet a guaranteed production level in the prior 12-month period. When the Company began offering legal form leases, the Company provided lease customers with a 100% production guarantee. Subsequently, the production guarantee was lowered to 95% for new customers.

For lease contracts with a 100% production guarantee level, monthly customer payments are considered to be contingent lease payments because it is not virtually certain that the solar energy systems will consistently generate output at the level of the production guarantee. Accordingly, when a specific solar energy system is underperforming, the Company recognizes the full monthly lease payments as revenue and records a solar energy performance guarantee liability as a reduction in revenue due to the contingent nature of the lease payments. The Company tracks the actual production level as compared with the estimated production level. The Company notes that the guarantee liability is minimal, approximately $25,000 at both June 30, 2016 and December 31, 2015.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

For the 95% production guarantee level, monthly customer payments are considered to be minimum lease payments because the solar energy systems generate output at or above the level of the production guarantee, and the Company records operating lease revenue on a straight-line basis over the life of the lease term, assuming all other revenue recognition criteria are met. As of December 31, 2015, none of the solar energy systems with a 95% production guarantee had under-produced and the Company had not accrued any guarantee liability.

Note 2. Revenue Recognition — Lease Pass-Through Arrangements, page 81 and Note 11.

Investment Funds —Lease Pass-Through Obligations, page 94

7.	Please provide us with additional information to more fully explain your accounting for lease pass-through arrangements. In this regard, please address the following:

•	The Company accounts for the residual of the payments received from the fund investor, net of amounts allocated to ITCs, as a borrowing by recording the proceeds received as a lease pass-through financing obligation which will be repaid through customer payments that will be received by the investor. Please explain why, as indicated at the bottom of page 94, you recorded the $47.3 lease pass-through financing obligation as deferred revenue;

•	Explain why your discussion of deferred revenue on page 79 indicates that deferred revenue primarily includes ITC revenue and rebates and incentives;

•	Explain the nature of the $3.8 million current portion of lease pass-through financing obligation reflected within Accrued and Other Current Liabilities as disclosed on page 89;

•	Address the impact of your classification of these upfront payments as deferred revenue rather than as a borrowing on your statement of cash flows. In this regard, we note that you have included a $43 million increase in deferred revenues in your 2015 operating cash flows. Please also address the nature of the $7.2 million proceeds for lease pass-through financing obligations in your 2015 financing cash flows; and

•	Identify the specific accounting literature that supports your accounting.

In response to the Staff’s comment, the Company supplementally informs the Staff that for a lease pass-through arrangement, the fund investor makes a large upfront payment to the Company’s subsidiary and subsequent smaller periodic payments to lease solar assets from the Company’s subsidiary. The fund investor is then entitled to receive monthly customer payments under the power purchase agreements or legal-form leases associated with the solar assets. The Company’s subsidiary also assigns the investment tax credits (“ITCs”) associated with the solar

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

assets to the fund investor. The ITCs assigned and used by the fund investor at the outset of the arrangement are the primary benefit received by the fund investor in a lease pass-through arrangement. The fund investor will also benefit from receipt of future customer payments. Accordingly, the Company allocates a portion of the aggregate payments received from the fund investor to the estimated fair value of the ITCs as a deferred revenue item, and the balance to the future customer lease payments as a financing obligation item in the Company’s consolidated balance sheets. As of December 31, 2015, the total combined liability on the Company’s consolidated balance sheet related to both the lease pass-through financing obligation and deferred revenue, was $47.3 million. The Company will clarify its disclosure of this breakout of deferred ITC revenue and lease pass-through financing obligation in future filings. The disclosure on page 94 of the 2015 10-K in Note 11 “Investment Funds—Lease Pass-Through Financing Obligation” would be revised as follows (deletions struck through, additions underlined): “As of December 31, 2015, the Company had recorded financing liabilities of $47.3 million related to this fund arrangement, of which $40.1 million was ~~as~~ deferred revenue and $7.2 million was the lease pass-through financing obligation recorded in other liabilities ~~in its consolidated balance sheet~~.”

The Company’s discussion on page 79 of the 2015 10-K in Note 1 “Summary of Significant Accounting Policies—Deferred Revenue” includes ITC revenue and rebates and incentives because those are the primary types of transactions that generate deferred revenue. As discussed above, deferred ITC revenue is related to a lease pass-through arrangement in which a portion of the rent prepayment is allocated to the sale of ITCs. Revenue from the sale of ITCs is deferred initially because it is subject to recapture for a certain period following the time it is claimed by the investor. Revenue is recognized as the recapture period expires. Rebates and incentives are received from utility companies and various government agencies and are recognized as revenue over the related lease term of 20 years. The rights to the rebates and incentives are generally retained by the Company’s subsidiaries in power purchase agreements and legal-form leases and are earned regardless of the fund arrangement that owns the solar energy system.

The Company accounts for the residual of the payments received from the fund investor, net of amounts allocated to ITCs, as a borrowing by recording the proceeds received as a lease pass-through financing obligation, which will be repaid through customer payments that will be received by the investor. The amounts received by the fund investor from customer payments are applied to reduce the lease pass-through financing obligation. The estimated customer payments for the following 12 months are used to calculate the current portion of the financing obligation item included within accrued and other current liabilities on the Company’s consolidated balance sheets and on page 89 of the 2015 10-K in Note 9 “Accrued and Other Current Liabilities.”

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

As noted above, a portion of the large upfront payment received from the fund investor is allocated to deferred revenue based on the estimated fair value of the ITCs sold to the fund investor and the balance is allocated to the future customer lease payments as a financing obligation. The receipt of payments for the sale of the ITCs in these arrangements reduced net cash used in operations from $(229) million to $(189) million in 2015, the first year the Company received these payments. The receipt of payments for financing increased the net cash provided by financing activities from $569 million to $576 million in 2015.

The Company also notes that it has entered into one lease-pass through financing obligation as of the date of this letter and the Company does not expect this financing arrangement to be used frequently in the future. As such, the cash flow impacts of this arrangement seen in the current year are not indicative of future operations.

ASC 840-40-55-29 through 34 details the accounting considerations for the transfer of tax benefits through a similar lease structure. In this ASC guidance, the lessee pays the lessor an amount of cash based on the appraised value of the leased asset as consideration for the tax benefits to be obtained by the lessee. The cash consideration paid attributed to the fair value of the tax benefits is recognized as revenue based on the individual facts and circumstances of the transaction. The Company applied this ASC guidance as the lease pass-through structure involves the Company purchasing depreciable assets and an investor entity paying cash related to the assets to claim certain benefits of ownership for tax purposes (i.e., tax basis in the same depreciable assets). As such, this guidance applies to the rent prepayment, being a cash payment based on the appraised value, and is deemed consideration for the tax benefits obtained.

Under ASC 840-20-35-5, the sale or assignment by the lessor of lease payments due under an operating lease shall be accounted for as a borrowing as described in the preceding paragraph (ASC 840-20-35-4). Because the customer contracts are classified as operating leases, the initial cash payment allocated to the financing arrangement under the lease pass-through arrangements is being accounted for as a borrowing per ASC 840-20-35-4 instead of as a lease.

Note 6. Property and Equipment, page 87

8.	In regard to your build-to-suit arrangement, please address the following:

•	Please tell us and disclose the specific factors that led you to determine that you should be deemed to be the owner of the building and therefore should account for as a build-to-suit arrangement; and

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

•	Please tell us and disclose how you determined that the building qualified for sale-leaseback treatment after construction was completed and correspondingly how the sale-leaseback transaction was reflected on your financial statements.

Refer to ASC 840-40.

In response to the Staff’s comments, the Company advises the Staff that it made a $434,000 collateral deposit directly with the lessor during the construction period. The Company believes this deposit would be considered an investment in the owner/lessor during the construction project. Under ASC 840-40-55-15 a., this condition would result in the Company being considered the owner of the project during the construction period. Further, the timing of the deposit resulted in the Company paying 90% or more of the project costs incurred at that time, which causes the Company to be considered the project owner under the maximum guarantee test required by ASC 840-40-55-10.

With respect to sale-leaseback treatment, the Company respectfully advises the Staff that it reviewed all three criteria of ASC 840-40-25-9 to assess whether the construction project qualifies for de-recognition under ASC 840-40, as follows:

(1) Normal leaseback exists. A normal leaseback involves the active use of the property by the seller/lessee and excludes other continuing involvement provisions or conditions. The Company intends to use the leased space in its business and does not intend to sublease. Further the existing lease agreements call for normal lease payments. The Company noted nothing that would prohibit the transaction from qualifying for a normal leaseback.

(2) Payment terms and provisions that adequately demonstrate the buyer/lessor’s initial and continuing investment in the property. The level of investment by the owner/lessor would need to exceed 10% of the property’s value to substantiate continuing involvement in the property. The owner/lessor’s investment was greater than 90% of the construction costs of the property. As such, the owner/lessor’s stake in the property was more than sufficient to satisfy the initial and continuing investment in the property.

(3) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee. The Company evaluated forms of continuing investment as included in ASC 840-20-25, and noted that it does not have an option or obligation to repurchase the property, is not a general partner in the acquiring entity, has made no guarantees to the owner/lessor regarding a return of its investment and does not support or operate the property at the Company’s own risk. Continuing investment by the Company/lessee could include the Company providing non-

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

recourse financing to the owner/lessor or providing collateral to the lessor other than property. The Company prepaid $339,000 in rent, which could be considered non-recourse financing. However, the prepaid rent represents approximately 1% of the estimated fair value of the property, and less than 1% of the total contractual lease payments. As a result, the Company believes the payment’s insignificance indicates that such amounts do not represent continuing involvement that would preclude sale recognition.

In addition, the Company provided a security deposit of $434,000 to the lessor, which would be considered collateral to the owner/lessor. However, the security deposits represent less than 1.25% of the estimated fair values of the properties and less than 1% of total contractual lease payments. As a result, the Company believes the quantitative insignificance of the security deposits indicate that such amounts do not represent continuing involvement which would preclude sale recognition.

Based on its analysis of these criteria, the Company determined that the construction project qualified for sale-leaseback accounting.

As part of the de-recognition of the construction project, the Company removed the build-to-suit-related assets and liabilities and recognized a $175,000 gain. As the gain did not exceed the present value of the minimum lease payments, the identified $175,000 gain would normally be deferred over the term of the lease. However, as this amount is considered immaterial for the Company, and the annual impact would be even more immaterial at less than $15,000 per year, the Company determined to recognize the gain immediately as a practical expediency.

Item 9A. Controls and Procedures, page 110

9.	Please revise your disclosures to address the following pursuant to Items 307 and 308 of Regulation S-K:

•	You currently indicate that you concluded your internal control over financial reporting was not effective based on your evaluation of your disclosure controls and procedures. Please state your conclusion based on your evaluation of internal control over financial reporting;

•	In light of your remediation efforts, please tell us why there have not been any changes to internal control over financial reporting or revise your disclosures, as necessary; and

•	Please clearly disclose your conclusions as to whether your disclosure controls and procedures were effective as of the end of the period.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

In response to the Staff’s comment, the Company expects to revise its disclosure regarding its conclusion regarding the effectiveness of its internal control over financial reporting beginning with the Company’s Form 10-K for its current fiscal year. Assuming that the conclusions remain unchanged, the Company’s disclosure in the section of the 2015 10-K captioned “Controls and Procedures—Internal Control Over Financial Reporting—Management’s Report on Internal Control Over Financial Reporting” would be revised in future filings as follows (deletions struck through, additions underlined):

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rule 13a-15(f) under the Exchange Act). In assessing the effectiveness of our internal control over financial reporting as of December 31, 20165, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on ~~the evaluation of our disclosure controls and procedures as of December 31, 2015, our chief executive officer and chief financial officer~~ our assessment using those criteria, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2016~~5~~ due to the material weakness described below.

The Company respectfully draws the Staff’s attention to the disclosure on page 111 of the 2015 Form 10-K in the section captioned “Controls and Procedures—Internal Control Over Financial Reporting—Material Weakness” regarding the Company’s remediation efforts related to hiring additional personnel and increased usage of consultants, which did not materially change the nature of the Company’s internal control over financial reporting other than adding additional layers of review to the manual calculations that are necessary in the HLBV calculations. This increase in personnel and engagement of consultants occurred over the course of several months, and no one measure was material in itself. As a result, the Company believes that the conclusion that there were no material changes to internal control over financial reporting during the period ended December 31, 2015 is accurate.

The Company acknowledges the Staff’s comments regarding disclosure of the Company’s conclusions as to whether its disclosure controls and procedures were effective as of the end of the period. The Company respectfully draws the Staff’s attention to its updated disclosure, which first appeared on page 36 of the Company’s Form 10-Q for the period ended March 31, 2016 in the section captioned “Controls and Procedures—Internal Control Over Financial Reporting—Evaluation of Disclosure Controls and Procedures” which read as follows:

Based on the evaluation of our disclosure controls and procedures as of March 31, 2016, our chief executive officer and chief financial officer concluded that, as a result of material weaknesses in our internal control over financial reporting as disclosed in our annual report on Form 10-K for the year ended December 31, 2015, our disclosure controls and procedures were not effective as of March 31, 2016.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

This disclosure was also included in the Q2 2016 10-Q, and the Company will continue to include similar disclosure in its annual and quarterly reports, updated as appropriate for management conclusions.

Form 10-Q for the Period Ended June 30, 2016

Components of Results of Operations

Net Income Available to Common Stockholders, page 31

10.	Your disclosures on page 36 indicate that a tax equity fund that became operational in 2016 does not use the HLBV method to allocate gains and losses. Please clarify what method is used for this fund and your basis for using an alternate method.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is the sole equity holder of this particular tax equity fund that became operational in 2016. As such, no allocation of gains and losses to a non-controlling interest is necessary.

Liquidity and Capital Resources, page 36

11.	Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your anticipated cash needs for at least the next 12 months in light of the following:

•	You had a working capital deficit at December 31, 2015 of approximately $3 million which increased to $32 million at June 30, 2016; and

•	Your disclosures on page 12 indicate that your unused borrowing capacity has increased from December 31, 2015 of $105.9 million to $164.2 million at June 30, 2016. We note that $125 million of the available capacity at June 30, 2016 is related to the Subordinated Holdco Credit Facility. It appears that the proceeds of this facility can only be used for the construction and acquisition of solar energy systems whereas at December 31, 2015 all of the unused borrowing capacity was attributable to the aggregation credit facility which does not appear to have the same restriction as far as how the proceeds can be used.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

The Company respectfully informs the Staff that its business model requires multiple forms of financing which are core to its business operations. First, the Company incorporates the use of tax equity financing which funds a portion of the development costs for the solar systems. Second, the Company incurs debt pursuant to an Aggregation Facility which finances the residual discounted value of the resulting high quality, recurring revenue streams from installed systems. Third, the Company incurs debt pursuant to a Subordinated Holdco Credit Facility that further leverages the recurring revenue streams from installed systems on a subordinated basis to the Aggregation Facility. Fourth, the Company receives cash proceeds from customer payments and certain state and local government incentives on installed systems. Fifth, the Company receives cash proceeds from the sale of installed systems to residential customers. The Company believes that the combination of these sources provide sufficient funding for new system installations, operations and maintenance on existing system installations, and general and administrative activities.

While the timing of the Company’s cash outflows are generally consistent given the nature of its business operations, the timing of cash inflows can fluctuate significantly from period to period. This fluctuation in the timing of cash inflows has led to and may continue to lead to fluctuations in the Company’s working capital surplus or deficit at different measurement dates. For example, working capital (current assets less current liabilities) fluctuated as follows (in millions):

	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	August 31, 2016
Working capital (deficit) surplus	$(50)	$(3)	$1	$(32)	$19

These fluctuations were not due to changes in the Company’s business operations, but were primarily due to the timing of large cash inflows.

As mentioned above, the Company’s business operations are funded through a variety of sources. While the cash flows from the Company’s solar energy systems are generally consistent and predictable, they are a relatively small portion of the Company’s total sources of cash. The majority of the Company’s cash inflows are from tax equity and debt, which occur on an irregular basis given the terms of the relevant agreements. The Company receives proceeds from investment fund partners for the sale of solar energy systems into investment funds. The terms of each investment fund agreement dictate the schedule for receiving the contributions, which

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

varies in amount, timing, and frequency for each fund. The Company incurs debt through draw requests, the timing of which is influenced by multiple factors such as the available borrowing base, timing of vendor or other payment obligations, and the Company’s overall cash balance.

The disclosure on page 37 of the Q2 2016 10-Q regarding the sufficiency of funds to meet the Company’s cash needs was based on the following, with page numbers indicating related disclosure locations in the section of the Q2 2016 10-Q captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds”:

•	cash and cash equivalents balance of $68 million as of July 31, 2016 (a slight $2 million decrease from the amount reported on page 36 in the Q2 2016 10-Q as of June 30, 2016);

•	undrawn committed capital for existing tax equity funds of $69 million as of July 31, 2016 (page 37);

•	borrowing capacity of $100 million pursuant to the Subordinated Holdco Credit Facility as of July 31, 2016 (page 38);

•	borrowing capacity of $257 million pursuant to the Aggregation Credit Facility as of August 4, 2016, which is the date the Term Loan facility was closed as disclosed as a subsequent event in the Q2 2016 10-Q (borrowing capacity amount is not specifically disclosed, but it is disclosed that the Term Loan facility frees up capacity in the Aggregation Credit Facility, page 37);

•	projected cash inflows from customer payments and state and local incentive programs for existing installed systems (page 39); and

•	projected contributions from new investment funds that were expected to be executed in the near term, primarily with partners that have participated in the Company’s existing investment funds

Given the foregoing disclosures, the Company does not believe that any additional disclosure would materially aid or increase an investor’s understanding of the Company’s business or financial condition.

The sources of cash identified in the first five bullet points were in place and operational as of the date of the filing of the Q2 2016 10-Q. As the Staff observed, proceeds from the Subordinated Holdco Credit Facility can only be used for the construction and acquisition of solar energy systems. This is also true for the investment fund contributions listed in the second and sixth bullet points above. The Company believes that it will continue to generate new solar

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

energy system assets over the next 12 months, which will allow it to receive proceeds from these sources, consistent with the Company’s overall funding strategy described in the first paragraph of its response. If the Company does not generate or develop new solar energy system assets, it will not need the proceeds from these sources because it will also not have the expenses associated with the development of those systems.

The Company would also draw the Staff’s attention to the disclosure on page 37 of the Q2 2016 10-Q to the effect that if the projected funding from investment funds does not become available, the Company has the ability to adjust its operations to the level of its available financial resources at least for the next 12 months. The reduction in operations could be achieved through headcount reductions, reduced equipment purchases, closure of facilities, and other expense reductions to align expenses with available funding.

12.	You do not have full access to a portion of your cash and cash equivalents of $69.6 million at June 30, 2016, which is reported as unrestricted cash and cash equivalents. Please disclose the amount that is included in unrestricted cash and cash equivalents that you do not have access to and help us understand why it would not be reflected in restricted cash pursuant to Rule 5.02.1 of Regulation S-X.

In response to the Staff’s comments, the Company respectfully draws the Staff’s attention to its disclosure on page 36 of the Q2 2016 10-Q in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” that cross references the financial statement Note 10 “Debt Obligations” and Note 11 “Investment Funds” which in turn discuss the cash to which the Company does not have full access. As disclosed in the “Working Capital Credit Facility” section of Note 10, this debt facility contains a covenant requiring the Company to maintain $25.0 million in unencumbered cash and cash equivalents and certain investments as of the last day of the quarter. Therefore, this cash is not legally restricted, and the Company can use the cash for any purposes it deems fit and could have less than $25.0 million of unencumbered cash on other days of the period and not be in default of the debt covenant. In addition, the Company disclosed in the table contained in Note 11 that $17.8 million of the Company’s cash and cash equivalents were held at the investment fund level. As these cash and cash equivalents should not be reflected as restricted cash, the Company respectfully submits that it has followed the disclosure requirements for compensating balance arrangements pursuant to Rule 5.02.01 of Regulation S-X.

13.

We note that you are subject to financial covenants which include maintaining a loan-to value ratio and debt service coverage ratio. In light of your continued losses, please provide us with the calculation of your debt service coverage ratio measure as of

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

December 31, 2015, March 31, 2016, and June 30, 2016. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet or which could impact your ability to obtain additional debt or equity financing to a material extent. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Pursuant to its debt facilities, the Company is required to maintain certain loan-to-value ratios and debt service coverage ratios, with such covenants tested as of the last day of each fiscal quarter and upon each borrowing under such facilities. The Company’s debt service coverage ratio covenants vary; however, those debt facilities that do have a debt service coverage ratio covenant are all non-recourse to the Company and are collateralized by the Company’s equity ownership in bankruptcy-remote operating assets. All of the Company’s debt service coverage ratios are calculated as the actual net cash flows distributable to the Company from its equity interest in the investment funds divided by the interest expense related to each of the particular debt facility. The Company’s required debt service coverage ratios are 1.4x and 1.2x for the Aggregation Facility and Term Loan Facility, respectively. With respect to its Aggregation Facility, the Company’s debt service coverage ratio was 4.4x, 2.4x, and 2.2x as of December 31, 2015, March 31, 2016, and June 30, 2016, respectively. With respect to its Term Loan Facility, the Company’s debt service coverage ratio was 2.4x and 1.6x as of March 31, 2016, and June 30, 2016, respectively. Given that fund distributions are contingent on customer revenues derived from hours of sun exposure, and a one quarter lag on distributions, there is some seasonality in these calculations with the first and second quarters of the year being the lowest. Since the various debt service coverage ratios are based on the cash flows generated by the Company’s ownership in operating assets, unless the performance of those operating assets was to significantly deteriorate, it believes that it is likely that the Company will continue to meet its debt service coverage ratios for each of its debt facilities. The Company does not believe that these financial covenants adversely affect its ability to raise debt or equity financing in the future. Since the Company believes it will be able to continue meeting these ratios and that these financial covenants will not adversely impact its ability to obtain additional debt, the Company does not believe additional disclosures are necessary.

Form 8-K filed August 8, 2016

14.	Pursuant to Item 100(a)(2) of Regulation G, please provide a reconciliation between the non-GAAP net loss per share amount and the corresponding net loss per share amount calculated in accordance with US GAAP.

Securities and Exchange Commission

Division of Corporation Finance

October 3, 2016

The Company respectfully draws the Staff’s attention to the disclosure under the heading “Non-GAAP Earnings per Share (EPS) Before Non-controlling Interests” on page 5 of Exhibit 99.1 to the Form 8-K filed by the Company on August 8, 2016. In order to more effectively illustrate the reconciliation for investors, beginning with the press release to announce the Company’s financial results for the third quarter ended September 30, 2016, the Company will include a tabular reconciliation between the non-GAAP EPS before non-controlling interests and the net loss per share amount calculated in accordance with U.S. GAAP.

Please direct any questions regarding the Company’s responses to me at (206) 883-2500 or mnordtvedt@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael Nordtvedt Michael Nordtvedt

Cc:

David Bywater, Interim Chief Executive Officer

Dana C. Russell, Chief Financial Officer

Dan Black, General Counsel

Vivint Solar, Inc.

Robert Day

Wilson Sonsini Goodrich & Rosati, P.C.

David Hickcox

Mark Peterson

Ernst & Young, LLP